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                                                                     Exhibit 8.1




                                                May 12, 1995



Chambers Development Company, Inc.
10700 Frankstown Road
Pittsburgh, Pennsylvania  15235

Gentlemen:

                 We are rendering this opinion letter as special tax counsel to Chambers Development Company, Inc. ("Company") in connection with the merger ("Merger") of Chambers Acquisition Corporation ("Acquisition") into the Company and the conversion of the Company Class A Common Stock and Common Stock into .41667 of a share of USA Waste Services, Inc. ("Parent") common stock, pursuant to the Amended and Restated Agreement and Plan of Merger ("Plan") between the parties, dated as of November 28, 1994.

                 In rendering this opinion we have relied upon the terms of the Plan and upon the Joint Proxy Statement and Prospectus of the Parent and the Company (the "Joint Proxy Statement/Prospectus"). In addition, we have obtained certain representations from certain key stockholders of the Company, the Company and the Parent concerning certain facts and their intentions with respect to the assets of the Company and the shares in the Parent. Should there be a change in these facts or should the representations prove to be untrue, the opinions expressed herein may no longer be valid.

                 In issuing our opinion, we have assumed that the facts as set forth in the Joint Proxy Statement/Prospectus and the representations made to us by the Parent, the Company and certain stockholders of the Company are true and correct in all material respects. Any alterations of such facts and assumptions may adversely affect our opinion.

                 We express no opinion concerning tax matters relating to the Merger under the federal income tax laws except on the basis of the documents and the assumptions described above. Accordingly, we express no opinion concerning the effect, if any, upon the resolution of tax matters relating to the Merger of any variation from the facts contemplated in such documents or represented by the Parent, Subsidiary, Company or certain stockholders. We expressly do not render any opinion pertaining to any matter not specifically set forth herein. In addition, we express no opinion as to the tax consequences of the settlement of certain securities litigation involving the Company, and we express no opinion as to the tax
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Chambers Development Company, Inc.
May 12, 1995
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consequences of the shareholders of John Rangos Development Corporation, Inc.

                 In issuing the opinions set forth below, we have referred solely to the existing provisions of the Internal Revenue Code of 1986, as amended, and existing and proposed regulations thereunder, and current administrative rulings and court decisions. Such laws, regulations, administrative rulings and court decisions are subject to change at any time, which change could be retroactive in application. Any such change will affect the continuing validity of the opinions set forth below.

                 A legal opinion is not binding on the Internal Revenue Service. The Internal Revenue Service ("Service") may challenge the tax treatment of a transaction notwithstanding the fact that a favorable opinion has been issued by legal counsel.

                 Based upon and subject to the foregoing, we are of the opinion that:

                 1. The Plan constitutes a plan of reorganization and the Company, Acquisition and the Parent are parties to the plan of reorganization.

                 2. The merger of Acquisition into the Company, and the subsequent exchange of Parent stock for stock of the Company, will be treated as a tax-free reorganization under Section 368(a)(2)(E) of the Code.

                 3. Under Section 354 of the Code, no stockholder of the Company, other than a stockholder who receives cash in lieu of fractional shares, will recognize gain or loss by reason of the Merger.

                 4. Under Section 358 of the Code, a stockholder's basis in Parent stock received in the reorganization will equal the stockholder's aggregate basis in stock in the Company immediately prior to the Merger, less any cash received in lieu of fractional shares.

                 5. Under Section 1223 of the Code, the holding period of the shares of Parent stock will include the holding period of the Company stock surrendered in the Merger, provided that the shares of Company stock were held as capital assets at the Effective Time.
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Chambers Development Company, Inc.
May 12, 1995
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                 6.       Under Section 361 of the Code, the Company will not
recognize any gain or loss by reason of the Merger.

                 7. The receipt of cash in lieu of fractional shares will trigger the recognition of gain or loss to any Company stockholder who receives that cash. The character of and type of gain will depend upon the holding period and the investment intent of a stockholder of the Company.

                 8. The change in the state of incorporation of the Parent immediately prior to the Effective Time will not affect the tax-free status of the Merger.

                 Even if the Merger qualifies as a tax-free reorganization, a recipient of Parent stock could recognize gain to the extent that such shares were considered by the Service to be received in exchange for consideration other than Company stock. All or a portion of such gain may be taxable as ordinary income. Gain would be recognized to the extent that a Company stockholder was treated by the Service as receiving (directly or indirectly) consideration other than Parent stock in exchange for his or her Company stock.

                 A successful challenge by the Service to the tax-free reorganization status of the Merger would result in a Chambers stockholder recognizing taxable gain or loss with respect to the difference between the stockholder's basis in his or her shares and the fair market value, as of the Effective Date, of the Parent stock received in exchange therefor. In such event, a stockholder's basis in Parent stock so received would equal its fair market value and the holding period for such stock would begin on the Effective Date.

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Chambers Development Company, Inc.
May 12, 1995
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                 The foregoing opinions are expressed only as of the date
hereof and do not take into account any subsequent events or possible changes in the tax law. Subsequent events, including retroactive tax law changes, could result in a change in the opinions expressed herein. However, we are not obligated to revise our opinion letter for subsequent events and do not intend to do so. This opinion letter does not address any state, local, foreign or the income tax consequences of stockholders governed by special provisions of the Code, such as U.S. withholding tax obligations. Each investor is urged to consult with his or her own tax advisor for specialized advice on those issues.



                                           Very truly yours

                                           THORP, REED & ARMSTRONG